EXHIBIT 99

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                             N E W S   R E L E A S E


U.S. Media Relations Contact:                U.S. Investor Relations Contact:
Nancy Goldfarb                               Leigh Ferst
212-906-4690                                 212-906-3430

                                             FOR RELEASE AT 9:00 A.M.

                        UNILEVER'S FIRST QUARTER RESULTS
                       TELEPHONE CONFERENCE CALL / WEBCAST

New York, NY - April 29, 2003 -- Unilever's first quarter results for the year 2003 will be published at 0700hrs (London time) on Friday, May 2 2003.

There will be separate teleconferences for European-based and US-based analysts. The European teleconference will commence promptly at 0845 hrs (London time) and lines are open from 0815 hrs. Early dial-in is recommended. Analysts only will be able to ask questions during the call.

              EUROPEAN DIAL-IN TELEPHONE NUMBER (Listen only line):
                    +44 (0)1296 311650 - PIN number: 109705

The US teleconference will commence promptly at 1530 hrs (London time) and lines are open from 1500 hrs. Again, early dial-in is recommended and only analysts will be able to ask questions during the call.

                 US DIAL-IN TELEPHONE NUMBER (Listen only line):
       +1 888 481 3032 (toll free) OR +1 617 801 9720 - PIN number: 109705

Recordings of both teleconferences will be accessible one hour after the conference ends, and will remain available up to and including May 16 2003.

The European replay number is: +44 (0)1296 618700 - PIN number 502221
The US replay number is: +1 888 286 8010 (toll free) OR +1 617 801 6888 - PIN number 7167922

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The webcast can be accessed via www.unilever.com and registration will open 30 minutes before each conference. An archived stream will be available from two hours after the conference ends until Friday, May 16 2003.

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